P.E. 1/1/02

02012285

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

RECEIVED JAN 30 2002

FORM 6-K

Report of Foreign Issuer

For the month of January, 2002.

QI Systems Inc. (SEC File No: 0-30948)
(Translation of registrant's name into English)

Suite 1070 – 1200 West 73rd Avenue, Vancouver, British Columbia, CANADA, V6P 6G5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.
(Registrant)

Date: January 25, 2002

By:* [signature]
DOUGLAS C. BRAZIER
CHAIRMAN

(Signature)*

*Print name and title under the signature of the signing officer

PROCESSED
FEB 20 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an Order issued under Section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

(Please refer to the instructions before completing the information below)

Report of a distribution under Section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c.418 (the "Act") or Section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 (the "Rules") or, if applicable, by an Order issued under Section 76 of the Act.

1. **Name, address and telephone number of issuer of the security distributed (the "Issuer")**

   QI Systems Inc.
   Name of Issuer

   Suite 1070 – 1200 West 73rd Avenue, Vancouver, B.C. V6P 6G5
   Address

   (604) 264-9930
   Telephone Number

2. **State whether the Issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   45,454 Common Shares without par value. Reference is made to Item 6.

4. **Date of distribution(s) of the security**

   January 4, 2002, being the date of the Treasury Order authorizing the issuance of the securities pursuant to an acceptance in principle letter, dated January 3, 2002 of the Canadian Venture Exchange with respect to the transaction.

5. **Specify the section(s) of Act or Rules and, if applicable, the date of the discretionary order or the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

Sections 89(g) and 128(h) of the Rules.

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	No. of Securities Purchased	Price per Share ($ - Cdn.)	Total Purchase Price ($ - Cdn.)	Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Charles J. Reich 7584 Livingston Drive Jonesboro, Georgia U.S.A. 30236	45,454 Common Shares	$0.689 per share (US$0.44 per share)	$31,317.81 (US$20,000)	ss.89(g) and 128 (h) - R

A = Securities Act (British Columbia)
R = Rules

(b) **The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the British Columbia Securities Commission upon request.**

n/a

7. **State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.**

Nil

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

n/a

9. **If the distribution was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security.**

n/a

10. **If the distribution of the security was under section 128(h) of the Rules, state:**

(a) **the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security, and**

n/a

(b) **the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12-month period preceding the distribution of this security.**

$31,317.81

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 22 day of January, 2002.

QI Systems Inc.
(Name of Issuer - please print)

Per: [signature]
(Signature of authorized signatory

MESBAH TAHERZADEH
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the Issuer under an exemption on a later date, the Issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 72(2)(4) of the Act, in respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required from as required by section 135 of the Rules and retain the acknowledgment for a period of six years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation,* R.B.C. Reg. 196/97. Cheques should be made payable to the *"British Columbia Securities Commission".*